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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                                                        1-8801
                                                                 SEC File Number

                                                                     384632 10 5
                                                                  CUSIP NUMBER

[ ]  Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
        [x] Form 10-Q and Form 10-QSB       [ ] Form N-SAR

For Period Ended ............................................... March 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I -- REGISTRANT INFORMATION

                       Graham-Field Health Products, Inc.
              FULL NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER

                                 Not Applicable
                           FORMER NAME IF APPLICABLE

                                81 Spence Street
                    ADDRESSES OF PRINCIPAL EXECUTIVE OFFICE

                           Bay Shore, New York  11706
                            CITY, STATE AND ZIP CODE

PART II -- RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. Yes [x] No [ ]


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     (b)  The subject quarterly report on Form 10-Q will be filed on or before the fifth (5th) calendar day following the prescribed due date. Yes [x] No [ ] See explanation below.

          Graham-Field Health Products, Inc., (the "Company") intends to use its best efforts to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "Form 10-Q") on or before the fifth (5th) calendar day following the prescribed due date, however, there can be no assurance that the Company will be able to file the Form 10-Q on such date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not Applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.

     The Company will not be able to file its Form 10-Q within the prescribed period because of the delays associated with the completion of the Company's 1998 year-end audit and Form 10-K, which has affected the Company's ability to complete its financial statements on a timely basis for the quarter ended March 31, 1999. The delay in the completion of the 1998 year-end audit and Form 10-K is primarily due to an internal investigation conducted by the Audit Committee of the Company's Board of Directors, which revealed certain accounting errors and irregularities relating to the Company's financial results for 1996 and 1997. The results of the investigation will require the Company to restate its financial statements for 1996 and 1997. In addition, recent management changes at the Company, including the appointment of a new President and Chief Executive Officer and Chief Financial Officer as of March 24, 1999, has also contributed to the delay in the completion of the 1998 year-end audit.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                                John G. McGregor
                     President and Chief Executive Officer
                                 (516) 273-2200

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).   Yes [ ]    No [X]

     The Company's Annual Report on Form 10-K for the year ended
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December 31, 1998 was not filed within the prescribed period.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
Yes [X] No [ ]

     While the Company has not completed its financial statements for the quarter ended March 31, 1999 (the "1999 Quarter"), the Company anticipates reporting revenues of approximately $85 million, as compared to preliminary restated revenues of $98 million for the quarter ended March 31, 1998 (the "1998 Quarter"). For the 1999 Quarter, the Company anticipates reporting a pre-tax loss of approximately $8 million, as compared to a preliminary restated pre-tax loss of $1.0 million for the 1998 Quarter. The preliminary pre-tax loss for the 1999 Quarter includes professional and other advisory fees of approximately $4 million, a substantial portion of which is not expected to be recurring.

     Graham-Field Health Products, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

May 17, 1999             /s/ John G. McGregor
                         -------------------------------
                         John G. McGregor
                         President and Chief Executive Officer